SUB-ITEM 77M(a) and (b)

(a) Registrant became the surviving corporation of the reorganization of the Pell Rudman Mid-Cap Growth Portfolio, a series of UAM Funds Trust.

(b) On September 14, 2001, the shareholders of the Pell Rudman Mid-Cap Growth Portfolio, a series of UAM Funds Trust, voted to reorganize the Portfolio into INVESCO Mid-Cap Growth Fund, a series of INVESCO Counselor Series Funds, Inc. The terms and actions of this reorganization are contained in the Semiannual Report to Shareholders of INVESCO Counselor Series Funds, Inc. - Mid-Cap Growth Fund, which was filed on December 19, 2001 and is incorporated herein by reference.

     The reorganization was accomplished pursuant to an Agreement and Plan of Reorganization and Liquidation which is filed herein as Sub-Item 77Q(1)(g).